Exhibit 99.1

Castor Maritime Inc. Announces New Charter Agreement
Limassol, Cyprus, July 9, 2020 – Castor Maritime Inc. (NASDAQ: CTRM), (“Castor” or the “Company”), a global shipping company specializing in the ownership of dry bulk vessels, announced that it entered today into a new time charter agreement with Oldendorff Carriers GMBH & Co KG in connection with its previously announced acquisition of a Panamax dry-bulk carrier at a daily gross hire rate of $10,300. The charter agreement has an expected term of a minimum of three (3) months and up to a maximum of five (5) months and is expected to commence after the vessel’s delivery to the Company, sometime between the 5th and the 25th of August 2020. As a result of this charter agreement, the Company’s gross revenue is expected to increase by $0.9 million based on the minimum scheduled period of the time charter and could reach approximately $1.6 million should employment be extended to its maximum period.
Petros Panagiotidis, Chairman, Chief Executive Officer and Chief Financial Officer of Castor, commented:
“We are pleased to have been able to take advantage of the recent dry bulk market charter rate improvement by securing an attractive time charter contract for our recent acquisition.  We believe that the recent vessel acquisition and the prompt securing of the time charter has further demonstrated our ability to act quickly and decisively in taking advantage of market opportunities presented to us. We are determined to continue taking advantage of such opportunities in the near future for the further growth of our fleet and our profitability.”
About Castor Maritime Inc.
Castor Maritime Inc. is an international provider of shipping transportation services through its ownership of dry bulk vessels. The Company’s vessels are employed primarily on medium-term charters and transport a range of dry bulk cargoes, including such commodities as coal, grain and other materials along worldwide shipping routes.
Upon delivery of the above referenced Panamax dry bulk carrier, the Company's fleet will consist of four Panamax dry bulk carriers.
For more information please visit the company’s website at www.castormaritime.com
Cautionary Statement Regarding Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise. In addition to these important factors, other important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward‐looking statements include general dry bulk shipping market conditions, including fluctuations in charterhire rates and vessel values, the strength of world economies the stability of Europe and the Euro, fluctuations in interest rates and foreign exchange rates, changes in demand in the dry bulk shipping industry, including the market for our vessels, changes in our operating expenses, including bunker prices, dry docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, the availability of financing and refinancing and grow our business, vessel breakdowns and instances of off‐hire, risks associated with vessel construction, potential exposure or loss from investment in derivative instruments, potential conflicts of interest involving our Chief Executive Officer, his family and other members of our senior management, and our ability to complete acquisition transactions as planned. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.
CONTACT DETAILS
For further information please contact:

Petros Panagiotidis
Castor Maritime Inc.
Email: info@castormaritime.com

Media Contact:
Kevin Karlis
Capital Link
Email: castormaritime@capitallink.com